July 22, 2019

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street, 2nd Floor

New York, New York 10005

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

As representatives of the several underwriters

VIA EDGAR

Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:          Wanda Sports Group Company Limited (CIK No. 0001771279)

Registration Statement on Form F-1 (File No. 333-232004)

Registration Statement on Form 8-A (File No. 001-38975)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Standard Time on July 25, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated July 12, 2019, through the date hereof:

Preliminary Prospectus dated July 12, 2019:

1,882 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As Representatives of the several
Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ James Watts
	Name:	James Watts
	Title:	Executive Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Darsney
	Name:	Ben Darsney
	Title:	Director

By:	/s/ Justin Smolkin
	Name:	Justin Smolkin
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Hu
	Name:	James Hu
	Title:	Managing Director